Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2023

The board (the “Board”) of directors (the “Directors”) of Graphex Group Limited (the “Company”) is pleased to announce the unaudited interim consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2023, together with the comparative unaudited figures for the corresponding period in 2022 which have been reviewed by the audit committee of the Company. This announcement complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) in relation to information to accompany preliminary announcement of interim results.

FINANCIAL HIGHLIGHTS

Results	For the six months ended 30 June
	2023	2022	Change
	HK$’000	HK$’000
Revenue	151,274	163,133	(7.3)%
Graphene products	97,103	103,438	(6.1)%
Landscape architecture	54,171	57,738	(6.2)%
Catering	—	1,957	(100)%
Adjusted segment EBITDA*	19,269	25,659	(24.9)%
Graphene products	16,012	23,150	(30.8)%
Landscape architecture	1,512	2,049	(26.2)%
Catering	1,745	460	279.3%
Loss before tax	(46,780)	(65,302)	(28.4)%
Loss attributable to owners of the parent	(43,968)	(59,633)	(26.3)%
	HK cents	HK cents
Basic loss per share attributable to ordinary equity holders of the parent	(6.06)	(11.56)	(47.6)%

Results	At 30 June 2023	At 31 December 2022	Change
	HK$’000	HK$’000
Total assets	903,143	894,676	0.9%
Net assets	365,475	369,842	(1.2)%
Shareholder’s equity	373,886	380,584	(1.8)%
Cash and bank balances	17,459	31,470	(44.5)%
Debt	242,528	285,007	(14.9)%

The financial results are presented in accordance with International Financial Reporting Standards (“IFRSs”).

* Non-IFRS Measure

To supplement our unaudited condensed consolidated financial statements which are presented in accordance with International Financial Reporting Standards (“IFRSs”), adjusted segment EBITDA is used as an additional financial measure throughout this interim results announcement. The financial measure is presented because it is used by management to evaluate operating performance. The Company believes that non-IFRS measure may provide useful information to help investors and others understand and evaluate the Company’s consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of our peer companies. However, non-IFRS financial measure does not have a standardised meaning prescribed by IFRSs and therefore may not be comparable to similar measures presented by other companies.

Adjusted segment EBITDA used herein is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment losses of other intangible assets and property, plant and equipment, share of losses of associates and joint ventures and impairment losses on financial and contract assets and corporate expenses.

Please refer to note 4 to the unaudited condensed consolidated financial statements in this interim results announcement for reconciliation of loss before tax, an IFRS measure, to adjusted segment EBITDA.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

		For the six months ended 30 June
		2023	2022
		(Unaudited)	(Unaudited)
	Notes	HK$’000	HK$’000
REVENUE	3	151,274	163,133
Cost of sales	7	(101,242)	(104,234)
GROSS PROFIT		50,032	58,899
Other income and gains	5	6,553	8,580
Selling and marketing expenses		(2,956)	(2,204)
Administrative expenses		(76,724)	(84,959)
Impairment losses on financial and contract assets, net		(10,705)	(16,454)
Fair value loss on financial assets at fair value through profit or loss		(6)	(11)
Finance costs	6	(12,744)	(28,888)
Share of losses of associates		(230)	(265)
LOSS BEFORE TAX	7	(46,780)	(65,302)
Income tax credit	8	5,005	5,444
LOSS FOR THE PERIOD		(41,775)	(59,858)
Attributable to:
Owners of the parent		(43,968)	(59,633)
Non-controlling interests		2,193	(225)
		(41,775)	(59,858)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic
– For loss for the period	10	HK(6.06) cents	HK(11.56) cents
Diluted
– For loss for the period		HK(6.06) cents	HK(11.56) cents

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
LOSS FOR THE PERIOD	(41,775)	(59,858)
OTHER COMPREHENSIVE (LOSS)/INCOME
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(16,369)	(30,745)
	(16,369)	(30,745)
OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD, NET OF TAX	(16,369)	(30,745)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(58,144)	(90,603)
Attributable to:
Owners of the parent	(60,475)	(90,462)
Non-controlling interests	2,331	(141)
	(58,144)	(90,603)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		30 June 2023	31 December 2022
		(Unaudited)	(Audited)
	Notes	HK$’000	HK$’000
NON-CURRENT ASSETS
Property, plant and equipment		30,747	35,403
Goodwill		101,939	101,939
Other intangible assets		474,437	512,089
Investments in associates		—	227
Equity investments designated at fair value through other comprehensive income		91	94
Prepayments, deposits and other receivables		5,825	4,902
Deferred tax assets		6,353	4,903
Total non-current assets		619,392	659,557
CURRENT ASSETS
Inventories		9,234	16,901
Trade and bills receivables	11	181,572	103,019
Prepayments, deposits and other receivables		48,451	52,691
Financial assets at fair value through profit or loss		24	31
Contract assets		26,627	30,634
Tax recoverable		384	373
Cash and cash equivalents		17,459	31,470
Total current assets		283,751	235,119
CURRENT LIABILITIES
Trade payables	12	75,384	13,398
Other payables and accruals		94,633	89,206
Lease liabilities		4,556	5,146
Convertible notes		4,618	16,585
Interest-bearing borrowings		45,645	128,450
Tax payable		32,164	33,898
Dividends payable		—	1,511
Total current liabilities		257,000	288,194
NET CURRENT ASSETS/(LIABILITIES)		26,751	(53,075)
TOTAL ASSETS LESS CURRENT LIABILITIES		646,143	606,482

		30 June 2023	31 December 2022
		(Unaudited)	(Audited)
	Notes	HK$’000	HK$’000
NON-CURRENT LIABILITIES
Lease liabilities		15,979	18,648
Interest-bearing borrowings		99,540	13,500
Promissory note		92,725	90,074
Convertible notes		—	36,398
Deferred tax liabilities		72,424	78,020
Total non-current liabilities		280,668	236,640
NET ASSETS		365,475	369,842
EQUITY
Equity attributable to owners of the parent
Share capital	13	7,774	6,835
Preference shares		3,236	3,236
Other reserves		362,876	370,513
		373,886	380,584
Non-controlling interests		(8,411)	(10,742)
TOTAL EQUITY		365,475	369,842

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

30 June 2023

1.	CORPORATE AND GROUP INFORMATION

Graphex Group Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on 25 November 2013. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

2.	BASIS OF PREPARATION AND CHANGES TO THE GROUP’S ACCOUNTING POLICIES

2.1	Basis of Preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2023 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting .

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2022. These financial statements are presented in Hong Kong dollars (“HK$”) and all values are rounded to the nearest thousand except when otherwise indicated.

All intra-group transactions and balances have been eliminated on consolidation.

2.2	Changes in accounting policies and disclosure

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2022, except for the adoption of new standards effective as of 1 January 2023. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The IASB has issued a number of new or amended IFRSs that are first effective for the current accounting period of the Group:

IFRS 17 (including the June 2020 and December 2021 Amendments to IFRS 17)	Insurance Contracts
Amendments to IAS 1 and IFRS Practice Statement	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction

Other than as noted below, the adoption of the new or amended IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented. The Group has not early applied any new or amended IFRSs that is not yet effective for the current accounting period.

3.	REVENUE

An analysis of revenue is as follows:

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Type of goods or services
Sales of graphene products	97,103	103,438
Landscape architecture services	54,171	57,738
Catering management services	—	1,957
Total Revenue	151,274	163,133
Geographical markets
Mainland China	138,178	151,064
Hong Kong	12,754	11,639
Others	342	430
Total Revenue	151,274	163,133
Timing of revenue recognition
Goods transferred at a point in time	97,103	103,438
Services transferred over time	54,171	59,695
Total Revenue	151,274	163,133

4.	OPERATING SEGMENT INFORMATION

Information reported to the board of directors, being the chief operating decision maker (CODM), for the purposes of resources allocation and assessment of segment performance focuses on types of goods and services delivered and provided.

For management purposes, the Group has identified the following three major reportable segments. Certain segments have been aggregated to form the following reportable segments:

(a)	Processing and sale of graphite and graphene related products (“Graphene Products Segment”);

(b)	Providing landscape architecture design (“Landscape Architecture Design Segment”); and

(c)	The catering business focuses on operation of restaurants (“Catering Segment”).

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit/loss before tax. The adjusted profit/loss before tax is measured consistently with the Group’s profit/loss before tax except that finance costs, as well as head office and corporate income and expenses are excluded from such measurement.

Segment assets exclude deferred tax assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

Intersegment revenue is eliminated on consolidation. Intersegment sales and transfers are transacted with reference to the service prices used for sales made to third parties at the then prevailing market prices.

The following tables present revenue and profit/loss information for the Group’s operating segments for the six months ended 30 June 2023 and 2022.

Six months ended 30 June 2023 (Unaudited)

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue (note 3)
Sales to external customers	97,103	54,171	—	151,274
Elimination of inter-segment sales	—	—	—	—
Segment results	(7,790)	(13,013)	1,680	(19,123)
Reconciliations:
Unallocated income and gains				1,316
Unallocated expenses				(16,885)
Unallocated finance costs				(11,858)
Share of losses of associates				(230)
Loss before tax				(46,780)
Adjusted segment EBITDA (note (i))	16,012	1,512	1,745	19,269

Six months ended 30 June 2022 (Unaudited)

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue (note 3)
Sales to external customers	103,438	57,738	1,957	163,133
Elimination of inter-segment sales	—	—	—	—
Segment results	(5,594)	(19,397)	166	(24,825)
Reconciliations:
Unallocated income and gains				2,979
Unallocated expenses				(17,258)
Unallocated finance costs				(25,933)
Share of losses of associates				(265)
Loss before tax				(65,302)
Adjusted segment EBITDA (note (i))	23,150	2,049	460	25,659

The following tables present assets and liabilities information for the Group’s operating segments as at 30 June 2023 and 31 December 2022.

30 June 2023 (Unaudited)

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment assets	796,901	91,142	840	888,883
Reconciliations:
Elimination of intersegment receivables				(14,216)
Unallocated assets				28,476
Total assets				903,143
Segment liabilities	114,516	59,827	5,067	179,410
Reconciliations:
Elimination of intersegment payables				(14,216)
Unallocated liabilities				372,474
Total liabilities				537,668

31 December 2022 (Audited)

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment assets	751,732	112,662	2,224	866,618
Reconciliations:
Elimination of intersegment receivables				(3,918)
Unallocated assets				31,976
Total assets				894,676
Segment liabilities	59,796	83,054	11,154	154,004
Reconciliations:
Elimination of intersegment payables				(3,918)
Unallocated liabilities				374,748
Total liabilities				524,834

The following tables present other segment information for the Group’s operating segments for the six months ended 30 June 2023 and 2022.

Six months ended 30 June 2023 (Unaudited)

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Other segment information
Share of losses of associates unallocated				(230)
Impairment losses recognised in the statement of profit or loss
– Financial and contract assets	—	(10,705)	—	(10,705)
Reconciliation:
Unallocated				—
Total				(10,705)
Depreciation and amortisation	23,307	3,412	61	26,780
Reconciliation:
Unallocated				407
Total				27,187
Income and gains allocated	2	3,185	2,050	5,237
Finance costs allocated	495	388	3	886
Investment in an associate unallocated				—
Capital expenditure (note (ii))	451	456	—	907
Reconciliation:
Unallocated				—
Total				907

Six months ended 30 June 2022 (Unaudited)

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Other segment information
Share of losses of associates unallocated				(265)
Impairment losses recognised in the statement of profit or loss
– Financial and contract assets	—	(16,454)	—	(16,454)
Reconciliation:
Unallocated				—
Total				(16,454)
Depreciation and amortisation	26,309	4,676	80	31,065
Reconciliation:
Unallocated				566
Total				31,631
Income and gains allocated	2	5,394	205	5,601
Finance costs allocated	2,435	305	215	2,955
Investment in an associate unallocated				236
Capital expenditure (note (ii))	—	229	9	238
Reconciliation:
Unallocated				—
Total				238

Note:

(i)	Adjusted segment EBITDA is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment of other intangible assets and property, plant and equipment, share of losses of associates and joint ventures and impairment on/(reversal of impairment on) financial and contract assets, gain on promissory note derecognised/extension of promissory note, unallocated other income and gains and corporate expenses.

A reconciliation of Adjusted segment EBITDA to consolidated loss before income tax is provided as follows:

	30 June 2023	30 June 2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Loss before tax	(46,780)	(65,302)
Add:
Finance costs	12,744	28,888
Amortisation and depreciation
– property, plant and equipment	1,623	1,965
– right-of-use assets	2,890	5,140
– other intangible assets	22,674	24,526
EBITDA	(6,849)	(4,783)
Impairment loss of trade receivables, net	3,330	4,207
Impairment loss of contract assets, net	7,375	9,567
Impairment loss of other receivables, net	—	2,680
Fair value changes on financial assets at fair value through profit or loss	6	11
Loss on disposal of items of property, plant and equipment	106	63
Share of losses of associates	230	265
Dividend income from equity investments at fair value through other comprehensive income	(92)	(63)
Corporate expenses
– Directors and corporate staff salaries	8,108	7,068
– Auditor’s remuneration	726	307
– Legal and professional expenses	3,883	5,812
– Publicity expenses	907	1,488
– Bank charges	826	440
– Loss on promissory note from issue of preference share upon conversion	—	818
– Others	2,029	758
	16,479	16,691
Unallocated income and gains
– Interest income	(126)	(458)
– Waiver of interest	(1,160)	(2,444)
– Others	(30)	(77)
	(1,316)	(2,979)
Adjusted segment EBITDA	19,269	25,659

(ii)	Capital expenditure consists of additions to property, plant and equipment and other intangible assets except for right-of-use assets.

5.	OTHER INCOME AND GAINS

An analysis of other income and gains is as follows:

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Other income
Service income	1,659	4,418
Dividend income from equity instruments at fair value through other comprehensive income	92	63
Interest income	582	781
Waiver of interest on convertible notes	1,160	2,377
Waiver of interest on other borrowings	—	67
Compensation from a supplier	1,041	—
Government grants (note)	914	301
	5,448	8,007
Gains
Gain on lease termination	2	43
Exchange difference, net	44	243
Others	1,059	287
	1,105	573
	6,553	8,580

Note:

Government grants were received from government departments for promoting the Group’s business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

6.	FINANCE COSTS

An analysis of finance costs is as follows:

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Interest on interest-bearing borrowings	4,383	7,872
Interest on convertible notes	3,925	11,267
Interest on promissory note	3,769	7,171
Interest on lease liabilities	667	2,578
	12,744	28,888

7.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging:

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Cost of inventories	63,753	66,055
Cost of services	37,489	38,179
Cost of sales	101,242	104,234
Amortisation and depreciation
– property, plant and equipment	1,623	1,965
– right-of-use assets	2,890	5,140
– other intangible assets	22,674	24,526
	27,187	31,631
Research and development cost: current year expenditure	10,780	10,734
Lease payments for leases less than 12 months	771	342
Auditor’s remuneration	824	340
Employee benefit expense (including directors and chief executive’s remuneration):
– wages and salaries	38,371	45,893
– equity-settled share-based payment expenses	1,907	—
– pension scheme contributions (defined contribution scheme)	6,798	7,371
– welfare and other benefits	375	637
	47,451	53,901
Equity-settled share-based payment for services	639	—
Foreign exchange differences, net	311	(243)
Impairment loss of financial and contract assets
Impairment loss of trade receivables	3,330	4,207
Impairment loss of contract assets	7,375	9,567
Impairment loss of financial assets included in other receivables and other assets	—	2,680
	10,705	16,454
Fair value loss on financial assets at fair value through profit or loss	6	11
Loss on disposal of property, plant and equipment	106	63
Loss on promissory note from issue of preference shares upon conversion	—	818

8.	INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2022: 16.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

泛亞景觀設計 (上海) 有限公司 continued to be granted with the qualification of High and New Technology Enterprises (“HNTE”) on 18 November 2020 and is entitled to a preferential corporate income tax rate of 15% (2022: 15%) for a period of three years ending 31 December 2022 and subject to renewal.

前海泛亞景觀設計 (深圳) 有限公司 has been provided at the rate of 15% (2022: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司 is qualified for High and New Technology Enterprises and is entitled to a preferential corporate income tax rate of 15% (2022:15%) for a period of three years ended 31 December 2022.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% for the year (2022: 25%) under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the US and is subject to corporate income tax at 21%.

Thai Gallery SRL is required to pay tax equivalent to 27.9% of taxable income, including 24% for the standard rate of Italy corporate tax (“IRES”) and 3.9% for the Italian regional production tax rate (“IRAP”).

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Current tax:
Hong Kong	—	—
Mainland China	—	165
	—	165
Deferred tax	(5,005)	(5,609)
Total tax credit for the period	(5,005)	(5,609)

9.	DIVIDEND

The board of directors of the Company does not recommend the payment of any interim dividend (six months ended 30 June 2022: nil) for the six months ended 30 June 2023.

10.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the period attributable to ordinary equity holders of the parent of HK$43,968,000 (six months ended 30 June 2022: HK$59,633,000), and the weighted average number of ordinary shares of 725,781,129 (six months ended 30 June 2022: 516,055,804) issued during the period.

No adjustment has been made to the basic loss per share amounts presented for the six months ended 30 June 2023 and 2022 in respect of a dilution as the impact of the convertible notes, warrants and share options outstanding had an anti-dilution effect on the basic loss per share amounts presented.

The calculation of basic loss per share was based on:

	For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000
Loss
Loss attributable to ordinary equity holders of the parent	(43,968)	(59,633)

	Number of shares For the six months ended 30 June
	2023	2022
	(Unaudited)	(Unaudited)
Shares
Weighted average number of ordinary shares in issue during the period used in the basic loss per share calculation	725,781,129	516,055,804

11.	TRADE AND BILLS RECEIVABLES

	30 June 2023	31 December 2022
	(Unaudited)	(Audited)
	HK$’000	HK$’000
Trade and bills receivables	242,434	162,516
Allowance for impairment	(60,862)	(59,497)
	181,572	103,019

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimise credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group’s trade and bill receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivables balances. Trade and bills receivables are non- interest-bearing.

Included in the Group’s trade and bill receivables were amounts billed of HK$61,368,000 (31 December 2022: HK$124,498,000) and billable of HK$181,066,000 (31 December 2022: HK$38,018,000).

An ageing analysis of trade and bills receivables as at the end of the reporting period, based on the invoice date, and net of allowance for lifetime expected credit losses, is as follows:

	30 June 2023	31 December 2022
	(Unaudited)	(Audited)
	HK$’000	HK$’000
Within 6 months	118,988	91,452
Over 6 months but within 1 year	58,871	7,633
Over 1 year but within 2 years	3,054	3,610
Over 2 years but within 3 years	659	324
	181,572	103,019

12.	TRADE PAYABLES

An aged analysis of trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	30 June 2023	31 December 2022
	(Unaudited)	(Audited)
	HK$’000	HK$’000
Within 1 year	71,390	8,789
Over 1 year but within 2 years	32	91
Over 2 years but within 3 years	1,561	1,577
Over 3 years	2,401	2,941
	75,384	13,398

The trade payables are non-interest-bearing and are normally settled within three months.

13.	SHARE CAPITAL

Ordinary Shares

	30 June 2023	31 December 2022
	(Unaudited)	(Audited)
	HK$’000	HK$’000
Issued and fully paid 777,446,915 (2022: 683,493,072) ordinary shares of HK$0.01 each	7,774	6,835

A summary of movements in the Company’s share capital is as follows:

	Number of issued and fully paid shares	Nominal value of shares	Share premium account
		HK$’000	HK$’000
As at 31 December 2022 and 1 January 2023	683,493,072	6,835	498,112
Issue of ordinary shares upon conversion of convertible notes (note (a))	93,953,843	939	62,314
As at 30 June 2023	777,446,915	7,774	560,426

Note:

(a)	Conversion of convertible notes

On 31 March 2023, convertible notes with principal amount of US$2,800,000 was converted into 33,384,615 ordinary shares at conversion price of HK$0.65 per ordinary share.

On 12 April 2023, convertible notes with principal amount of US$2,500,000 was converted into 29,807,692 ordinary shares at conversion price of HK$0.65 per ordinary shares.

On 20 April 2023, convertible notes with principal amount of US$2,530,000 was converted into 30,165,383 ordinary shares at conversion price of HK$0.65 per ordinary shares.

On 18 May 2023, convertible notes with principal amount of US$50,000 was converted into 596,153 ordinary shares at conversion price of HK$0.65 per ordinary shares.

Warrants

As at 30 June 2023, the Company had 89,423,076 (31 December 2022: 89,423,076) warrants outstanding. Each warrant entitles the registered holder the rights to subscribe one ordinary share of the Company at the exercise price of HK$0.65 per ordinary share, subject to adjustment, at any time commencing on the grant date. The warrants will expire on the fifth anniversary of the issue date.

Movements of the share warrants during the period ended 30 June 2023 and years ended and at 31 December 2022 are as follows:

	Number of securities to be issued upon exercise of outstanding warrants	Weighted- average exercise Price	Weighted average remaining contractual life in years
As at 1 January 2022	48,228,846	0.65	1.4
Issue of warrants (note (a))	41,194,230	0.65	1.6
As at 31 December 2022 and 30 June 2023	89,423,076	0.65	3.0

Note:

(a)	On 19 January 2021 and 10 January 2022, the Company issued at the price of US$1 warrants to the subscriber of convertible notes, which entitle the warrant holder to subscribe for 48,228,846 and 41,194,230 new ordinary shares of the Company at the exercise price of HK$0.65 per ordinary share, respectively.

14.	EVENTS AFTER THE REPORTING PERIOD

(a)	On 14 July 2023, convertible notes with principal amount of US$70,000 (equivalent HK$542,500) were converted into shares at conversion price of HK$0.65 and the Company allotted and issued a total of 834,615 conversion shares to the convertible note holder.

(b)	On 19 July 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Further details are set out in the Group’s announcement dated 19 July 2023.

(c)	On 24 July 2023, the Board resolved to grant a total of 22,990,000 Awarded Shares, to 16 share award grantees, pursuant to the 2023 Share Award Scheme at nil consideration, subject to the acceptances by the Grantees and vesting conditions. Further details are set out in the Group’s announcement dated 24 July 2023.

15.	COMPARATIVE FIGURES

Certain comparative information has been restated to conform with the current period’s presentation.

16.	APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The financial statements were approved and authorised for issue by the board of directors on 30 August 2023.

MANAGEMENT DISCUSSION AND ANALYSIS BUSINESS REVIEW

Amid global economic challenges in 2023, the Group set out expansion plans that will create vast opportunities and values for shareholders in the coming years. Electrification is an irreversible trend. While lithium-ion batteries play a significant role in electrification, graphite processing capabilities shall be essential because graphite is the anode material that accounts for about 25% by weight of a lithium-ion battery. The demand for graphite anode material will continue to be driven by the global development of the EV industry, energy storage infrastructures, consumer electronics, and robotics.

Graphene Products Business

For the six months ended 30 June 2023, the graphene products business contributed revenue of approximately HK$97.1 million, representing approximately 64% of the Group’s total revenue, with an adjusted segment EBITDA of approximately HK$16 million. Comparing to the six months ended 30 June 2022, the revenue and the adjusted segment EBITDA decreased by approximately 6% and 31% respectively.

The production capacity of graphite anode material of the Group is limited by the current factory size. Therefore, the need for expansion of production capacity is affirmative and that will involve construction of new production facilities. The Group has announced to build production facilities of graphite anode material in Mashan Graphite Industrial Park, Jixi, Heilongjiang, PRC for 40,000 metric tons, in Nanshu Industrial Park, Laixi, Shandong, PRC for 50,000 metric tons, and in Emerald Business Park, Warren, MI, USA for 15,000 metric tons through its joint venture company Graphex Michigan I LLC. The Group is also exploring the feasibilities to construct a 100,000 metric tons production facility in Canada. If the abovementioned new facilities are fully in operation, the Group will have a total production capacity of 215,000 metric tons of graphite anode material, which is over 20 times of the current capacity. As the production capacity increases, the revenue of the Group shall increase accordingly. The current market price of the graphite anode material is steady with minor fluctuations. There is no sign of surges or plunges in the market prices.

Landscape Architecture Business

The Group maintains its market position as one of the leading landscape architecture providers predominantly in the PRC and Hong Kong. It offers landscape architecture services to clients including governments, private property developers, state-owned property developers, design services companies and engineering companies in the PRC and Hong Kong.

The revenue of the Group’s landscape architecture services segment decreased to approximately HK$54.2 million for the six months ended 30 June 2023, representing a decrease of approximately 6%, as compared with that of approximately HK$57.7 million for the six months ended 30 June 2022. The decrease in revenue was primarily due to the fluctuation in exchange rate of Renminbi (“RMB”) and decrease in new contracts.

For the six months ended 30 June 2023, the Group entered into 22 new contracts with a total contract sum of approximately HK$27 million for projects located in the PRC and 22 new contracts with a total contract sum of approximately HK$11.4 million for projects located in Hong Kong. Geographically, approximately 70% of the new contract sum represented projects located in the PRC and approximately 30% represented projects located in Hong Kong in terms of contract sum.

The number of new contracts and contract sum entered by the Group compared with last reporting period are set out as follows:

Six months ended 30 June	No. of new contracts	Contract sum
		(HK$’million)
2023	44	38.4
2022	64	67.7

The new contract sum decreased to approximately HK$38.4 million for the six months ended 30 June 2023, representing a decrease of approximately 43%, as compared with that of approximately HK$67.7 million for the last reporting period mainly due to the less favourable economic environment in the PRC.

Catering Business

The Group has ceased all its catering business in 2023 due to adverse market conditions. The Group intended not to restart any catering business in the future.

FINANCIAL REVIEW

Revenue

The Group’s total revenue decreased to approximately HK$151.3 million in first half of 2023, compared with HK$163.1 million for the six months ended 30 June 2022, representing year- on-year decrease of approximately 7%. The slight decrease was mainly attributable to the less favourable market and economic environment and the cessation of catering business of the Group.

The graphene products segment contributed revenue of approximately HK$97.1 million, representing a decrease of approximately 6%, compared with HK$103.4 million for the six months ended 30 June 2022. The landscape architecture segment contributed revenue of approximately HK$54.2 million, representing a decrease of approximately 6%, compared with HK$57.7 million for the six months ended 30 June 2022.

Cost of sales

Cost of sales decreased to approximately HK$101.2 million for the six months ended 30 June 2023, representing a decrease of approximately 3%, as compared with that of approximately HK$104.2 million for the same period in 2022.

Cost of sales mainly represented cost of inventories in respect of graphene products business and catering business and project staff cost in respect of landscape architecture segment. The decrease in cost of sales was generally in line with the decrease in revenue derived from graphene products segment and landscape architecture segment.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$50 million for the six months ended 30 June 2023, representing a decrease of approximately 15%, as compared with that of approximately HK$58.9 million for the same period in 2022.

Gross profit margin decreased to approximately 33% for the six months ended 30 June 2023, as compared with that of approximately 36% for the same period in 2022. The slight decrease was mainly attributable to the decrease of gross profit margin in both the graphene and landscape architecture segment.

Selling and marketing expenses

Selling and marketing expenses increased to approximately HK$3 million for the six months ended 30 June 2023, representing an increase of approximately 36%, as compared with that of approximately HK$2.2 million for the same period in 2022. The increase was mainly due to the marketing expenses incurred in U.S. market.

Administrative expenses

Administrative expenses decreased to approximately HK$76.7 million for the six months ended 30 June 2023, representing a decrease of approximately 10%, as compared with that of approximately HK$85.0 million for the same period in 2022. The decrease was mainly due to (i) the decrease in the overall salaries of the Group which is attributable to the cost control measures implemented since 2022, and (ii) the fluctuation of exchange rate in RMB.

Impairment loss on financial and contract assets

The impairment loss, which represented impairment loss of trade receivables, contract assets, and other receivables, decreased to approximately HK$10.7 million for the six months ended 30 June 2023, representing a decrease of approximately 35%, as compared with that of approximately HK$16.5 million for the same period in 2022. The decrease mainly reflected the Group’s decrease in credit loss under the post-Covid period which the Group improved its collectability on financial and contract assets related to landscape architecture segment.

Net loss

As a result of the foregoing, the loss attributable to owners of the Company was approximately HK$44.0 million for the six months ended 30 June 2023, as compared with that of a loss attributable to owners of the Company of approximately HK$59.6 million for the same period in 2022.

Liquidity, financial resources and gearing

The Group’s objectives for capital management are to safeguard the Group’s ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximizing the return to shareholders through improving the debt and equity balance.

	As at 30 June 2023		As at 31 December 2022
	HK$’000		HK$’000
Current assets	283,751		235,119
Current liabilities	257,000		288,194
Current ratio	1.1	x	0.82	x

The current ratio of the Group at 30 June 2023 was approximately 1.1 times as compared to that of approximately 0.82 times at 31 December 2022 as a result of the conversion of convertible notes.

At 30 June 2023, the Group had total cash and bank balances of approximately HK$17.5 million (31 December 2022: HK$31.5 million).

At 30 June 2023, the Group’s gearing ratio (represented by total interest-bearing bank and other borrowings at the end of the period divided by total equity at the end of the respective period multiplied by 100%) was approximately 66.4% (31 December 2022: 76.9%).

The capital structure of the Company mainly comprises issued ordinary shares, preference shares and debt securities. As of 30 June 2023, the Company had outstanding issued corporate bonds with the carrying amount of approximately HK$115.4 million, issued promissory notes of approximately HK$92.7 million, issued convertible notes (as liability) of approximately HK$4.6 million, 777,446,915 ordinary shares and 323,657,534 preference shares in issue.

Contingent liabilities

The Group had no significant contingent liabilities as at 30 June 2023.

Pledge of assets

On 19 January 2021, Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

Capital commitment

At 30 June 2023 and 31 December 2022, the Group had the following capital commitments at the end of the reporting period:

	As at 30 June 2023	As at 31 December 2022
	HK$’000	HK$’000
Contracted, but not provided for:
Acquisition of property, plant and equipment	5,662	7,523

On 20 September 2022, the Company entered into the Cooperation Agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company’s intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry (the “Project”). The Company intends to carry out the Project in two phases, with the first phase of the Project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high purity spherical graphite by 2023 and the second phase of the Project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of High purity spherical graphite and 10,000 metric tons of battery anode materials by 2024. It is estimated that the Company’s total investment in the first phase of the Project will be not less than RMB200 million. The Company intends to fund the first phase of the Project by the Group’s internal resources and/ or bank borrowings and/or future fund-raising exercise.

On 19 July 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of “Several Preferential Measures for Investment Promotion in Laixi City (Trial)” (Xifa [2023] No. 1) after meeting the relevant requirements. The first phase of the Project, if materialized, is expected to be completed and put into operation in September 2024. It is estimated that the Company’s total investment will be around RMB1,000 million. The Company intends to fund the first phase of the Project by the Group’s internal resources and/or bank borrowings and/or future fund- raising exercise.

Foreign exchange exposure

The Group mainly operates and invests in Hong Kong and the PRC but most of the transactions are denominated and settled in HKD and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group’s foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivable management, etc. Save for meeting working capital needs, the Group only holds minimum foreign currency.

Human resources and employees’ remuneration

As at 30 June 2023, the Group had 320 employees. Employees are remunerated according to nature of the job, market trend, and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs. As to defined contribution schemes, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme during the year.

During the period ended 30 June 2023, the Group had maintained a number of share schemes at the Company and subsidiary levels in order to recognise the contributions by selected eligible participants who are directors, officers, employees and service providers of the Group and to provide them with incentives for the continual operation and development of the Group and/or attract suitable personnel to join the Group.

SIGNIFICANT INVESTMENTS HELD, MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, AND FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

Save for those disclosed in this interim results announcement, there were no other significant investments held, nor were there material acquisitions or disposals of subsidiaries during the period under review. Apart from those disclosed in this interim results announcement, there was no plan authorised by the Board for other material investments or additions of capital assets at the date of this interim results announcement.

PROSPECTS

2023 is a challenging year for all businesses. Despite the unfavourable macro-economic environment caused by interest rate hike and geopolitical tension, the Group has announced its plan for expansion of graphite anode material production capacity. This expansion plan is fueled by the increasing demand of graphite anode material in the long term. New battery gigafactories are coming online by 2024 and a surge in demand for battery materials including graphite anode material is anticipated. The increase in the Group’s production capacity of graphite anode material shall be able to meet the needs of the battery market.

In addition, the Group has been seeking to collaborate with upstream and downstream market players on product research and commercialization. Currently, the Group has participated in research projects that cover graphite anode material enhancements, energy efficiency processing, graphene enhanced material applications, and renovative battery chemistries.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the”CG Code”) stated in Appendix 14 to the Listing Rules during the six months ended 30 June 2023. The Company reviews its corporate governance practices regularly to ensure compliance with the CG Code.

In connection with the public offering of the ADSs, the Company adopted corporate governance requirements of the NYSE American.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the”Model Code”) as set out in Appendix 10 to the Listing Rules as its own code of conduct for dealing in securities of the Company by the Directors. After specific enquiry made by the Company, all of the Directors confirmed that they had complied with the required standard set out in the Model Code during the six months ended 30 June 2023.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’ S LISTED SECURITIES

During the six months ended 30 June 2023, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Company has established the Audit Committee to review and supervise the financial reporting process and internal Control procedures of the Group with written terms of reference in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of four members namely, Mr. Liu Kwong Sang (an independent non- executive Director), Ms. Tam Ip Fong Sin (an independent non-executive Director), Mr. Wang Yuncai (an independent non-executive Director) and Mr. Ma Lida (a non-executive Director). The chairman of the Audit Committee is Mr. Liu Kwong Sang.

REVIEW OF INTERIM RESULTS

The Group’s unaudited interim results for the six months ended 30 June 2023 have been reviewed by the audit committee of the Company that the preparation of such results complied with the applicable accounting standards and requirements as well as the Listing Rules and that adequate disclosures have been made.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2023 (six months ended 30 June 2022: nil).

PUBLICATION OF INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This announcement is published on the website of the Stock Exchange at www.hkexnews.hk and on the website of the Company at www.graphexgroup.com. The interim report for the six months ended 30 June 2023 will be available on the above websites in due course.

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward-looking statements,” for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future plans and prospects.

Forward-looking statements may be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely”, “potential”, “continue” or other similar expressions. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	The Company’s goals and strategies;

●	The Company’s future business development, financial conditions and results of operations;

●	Fluctuations in prices, interest rates and other factors that may increase the Company’s costs significantly;

●	The Company’s expectations regarding demand for and market acceptance of its products and services;

●	Competition in the Company’s industry;

●	Relevant government policies and regulations relating to the Company’s industry, including governmental policies in the Peoples Republic of China as well as other governmental or sovereign risk factors related to the Peoples Republic of China and its relationship with the United States;

●	The Company’s ability to continue to diversify its manufacturing and operations in the U.S. and globally;

●	The growth of the renewable energy sector; and

●	The U.S. and global economy including any recession or other adverse economic factors that limit the ability of the Company’s customers to purchase its products, including such customer’s ability to continue investment in the renewable energy sector.

These forward-looking statements involve various risks and uncertainties. Although the Company believes that its expectations expressed in these forward-looking statements are reasonable, the Company’s expectations may later be found to be incorrect. The Company’s actual results could be materially different from the Company’s expectations. Important risks and factors that could cause the Company’s actual results to be materially different from the Company’s expectations.

The Company’s forward-looking statements are based, in part, on certain data and information that it obtained from various government and private sources. Statistical data obtained from these sources may include projections based on a number of assumptions. The Company’s industry may not grow at the rate projected by these sources, or at all. Failure of the Company’s markets to grow at the projected rate may have a material and adverse effect on the Company’s businesses and the market price of the Company’s ordinary shares and the ADSs. In addition, the rapidly changing nature of the Company’s markets may result in significant uncertainties for any projections or estimates relating to the Company’s growth prospects or future condition. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this announcement relate only to events or information as of the date on which the statements are made in this announcement. Except as required by law, the Company does not undertake an obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this announcement and the other information about the Company that is available publicly, completely and with the understanding that the Company’s actual future results may be materially different from what the Company expects.

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 30 August 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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